UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 0-23340
Rock-Tenn Company

(Exact name of registrant as specified in its charter)
504 Thrasher Street
Norcross, Georgia 30071
(770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5.625% Notes due March 2013
8.20% Notes due August 2011

(Title of each class of securities covered by this Form)
Class A Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
     Approximate number of holders of record as of the certification or notice date:
5.625% Notes due March 2013: 17
8.20% Notes due August 2011: 31

     Pursuant to the requirements of the Securities Exchange Act of 1934, Rock-Tenn Company has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

ROCK-TENN COMPANY

Date:	June 10, 2008	By:	/s/ Steven C. Voorhees

Steven C. Voorhees Executive Vice President & Chief Financial Officer